NOTICE
OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of TOURNIGAN GOLD CORPORATION (the "Corporation'') will be held at:

Arran Conference Room, Best Western Abercorn Inn
9260 Bridgeport Road, Richmond, British Columbia

on FRIDAY, MARCH 14, 2008 at the hour of 10:00 a.m., local time,

for the following purposes:

  to have placed before the Meeting the Report to Shareholders, the audited financial statements of the Corporation for the 13 month period ended September 30, 2007 and the year ended August 31, 2006 together with the auditors’ report thereon;

  to fix the number of directors to be elected for the coming year at seven (7) and to elect directors for the ensuing year;

  to appoint KPMG LLP as auditors for the Corporation and authorize the directors to fix the remuneration of the auditors;

  to consider, and if thought fit, approve the renewal of the Corporation’s stock option plan;

  to consider, and if thought fit, approve the name change of the Corporation from Tournigan Gold Corporation to Tournigan Energy Ltd.;

  to consider, and if thought fit, approve the continuation of the Corporation from the Yukon to the Province of British Columbia;

  to consider, and if thought fit, approve a shareholders’ rights plan for the Corporation; and

  to transact such other business as may properly come before the Meeting or any adjournment thereof;

The accompanying Information Circular provides additional information relating to the matters to be addressed at the meeting and is deemed to form part of this Notice. The Report to Shareholders, audited financial statements and auditors’ report are included in the accompanying Annual Report.

The Directors have fixed the close of business on February 4, 2008 as the record date for determination of Shareholders entitled to notice of and the right to vote at the Meeting either in person or by proxy.

Dated at Vancouver, British Columbia this 4th day of February, 2008

BY ORDER OF THE BOARD OF DIRECTORS

"James Walchuck"

President, CEO and Director

The Board of Directors encourages each Shareholder to attend the Meeting in person. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE VOTE BY EITHER TELEPHONE, INTERNET, FAX OR POSTAL MAIL ACCORDING TO THE INSTRUCTIONS SET OUT IN THE ENCLOSED PROXY. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. Please also advise the Corporation of any change of your mailing address

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail, fax, telephone or internet no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is:

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario
Canada M5J 2Y1

Fax: Within North America: 1-866-249-7775	Outside North America: (416) 263-9524

The Chair of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Non-registered shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.